As filed with the Securities and Exchange Commission on December 10, 2003

Registration No. 333-110258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

Form S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

JMAR TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	3559 (Primary Standard Industrial Classification Code Number)	68-0131180 (I.R.S. Employer Identification Number)

5800 Armada Drive
Carlsbad, CA 92008
(760) 602-3292

(Address including zip code and telephone number, including area code of Registrant’s principal executive offices and principal place of business)

Joseph G. Martinez, Esq.
General Counsel
5800 Armada Drive
Carlsbad, CA 92008
(760) 602-3292

(Name, address, including zip code and telephone number, including area code, of agent for service)

__________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering: [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [   ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREUNDER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.

PROSPECTUS

JMAR TECHNOLOGIES, INC.

871,154 Shares
COMMON STOCK

     This Prospectus relates to shares of common stock issuable upon conversion of shares of Series C Preferred Stock and upon exercise of a Warrant originally issued to the Laurus Master Fund, Ltd. (“Laurus”), the selling stockholder, on September 30, 2003 in a private placement transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof. This Prospectus covers 871,154 shares (the “Shares”) of common stock of JMAR Technologies, Inc., a Delaware corporation (“JMAR” or “Company”) that may be offered by the Laurus, the selling stockholder, from time to time in transactions on the open market, in negotiated transactions, or otherwise at fixed prices or prices that may be changed, at market prices prevailing at the time of the sale, at prices related to market prices prevailing at the time of the sale, or at negotiated prices. The shares are issuable upon conversion of those certain shares of Series C 8% Cumulative Convertible Preferred Stock (“Series C Preferred Stock”), and that certain Common Stock Purchase Warrant (“Warrant”) issued in connection therewith. The Shares consist of 721,154 shares issuable upon conversion of the Series C Preferred Stock and 150,000 shares issuable upon exercise of the Warrant.

     We agreed in the private placement to register for resale the Shares issuable upon conversion of the Series C Preferred Stock and the Shares issuable upon exercise of the Warrant, and also to bear the expenses of the registration of the shares.

     The Company is not offering any shares under this Prospectus and will not receive any of the proceeds from the sale of these shares.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “JMAR.” On December 8, 2003, the closing price for the common stock as reported on the Nasdaq Stock Market was $2.04 per share.

SEE “RISK FACTORS” BEGINNING ON PAGE 3 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person has been authorized by us to give any information or to make any representations about the offering of common stock made by this prospectus other than the information and representations contained in this prospectus. Accordingly, you should not rely on information outside of this prospectus. This prospectus is not an offer to sell or buy any security other than the common stock offered by this prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful. The information in this prospectus is current as of the date of this prospectus. Your receipt of this prospectus does not mean that there has been no change in the affairs of JMAR Technologies, Inc. since the date of this prospectus or that the documents which are incorporated by reference in this prospectus are correct as of any date after the date of such documents.

The date of this prospectus is December __, 2003

SUMMARY
THE OFFERING
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT 23.2
EXHIBIT 23.3

SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in this prospectus.

JMAR TECHNOLOGIES, INC.

     JMAR Technologies, Inc. (the “Company” or “JMAR”) is a developer of advanced lasers, laser produced plasma (“LPP”) sources, and X-ray lithography (“XRL”) steppers for semiconductor fabrication. The Company’s Collimated Plasma Lithography (“CPL“TM) system is intended to be a cost effective alternative to the complex optical methods proposed for next generation lithography .

     Founded in 1987, we are a semiconductor industry-focused company. JMAR is the originator of Collimated Plasma Lithography, a next-generation lithography (“NGL”) alternative designed to deliver affordable, sub-100 nanometer chip-making capability in a compact format to the semiconductor industry.

     The Company operates in the following three business segments:

•	Research Division (JMAR Research, Inc.) – This segment’s role is as a developer of laser and laser-produced plasma technologies for the Company’s CPL Source, EUV generators, and related products such as high-brightness lasers. During 2002, this segment accounted for approximately 38% of the Company’s revenues.

•	Systems Division (JMAR/SAL NanoLithography, Inc.) – This segment encompasses the development of X-ray lithography steppers, and the product engineering, production and integration of CPL light sources and complete CPL stepper systems. During 2002, this segment accounted for approximately 41% of the Company’s revenues.

•	Microelectronics Division – This segment provides process integration and maintenance support for the Defense Microelectronics Activity semiconductor fabrication facility in Sacramento, California, and ASIC design and production capability for the military and commercial markets. During 2002, this segment accounted for approximately 21% of the Company’s revenues.

     Our executive offices are located at 5800 Armada Drive, Carlsbad, California 92008 and our telephone number is (760) 602-3292.

THE OFFERING

Common stock underlying the Series C Preferred Stock	721,154 shares

Common stock underlying the Warrant	150,000 shares

Use of Proceeds	All proceeds from the sale of shares underlying the Warrant and the Series C Preferred Stock will be received by the selling security holder for its own account. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” below, as well as cautionary statements in this prospectus, before investing in shares of our common stock.

RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED IN CONNECTION WITH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR NET AND OPERATING LOSSES ARE SIGNIFICANT AND COULD HAVE AN ADVERSE IMPACT ON OUR STOCK PRICE.

     The Company’s net loss for 2002 was $11,500,693, compared to a net loss for the corresponding period of 2001 of $14,701,534. Our net losses for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 were $906,657, $1,337,184 and $624,161, respectively. Continued losses will reduce the Company’s shareholders’ equity, adversely impacting the continued listing of the Company’s stock on the NASDAQ Stock Market, and could have an adverse impact on our stock price.

OUR CASH REQUIREMENTS ARE SIGNIFICANT AND IF WE DO NOT GENERATE SUFFICIENT FUNDS FROM OPERATIONS OR OBTAIN ADDITIONAL FINANCING WE MAY BE UNABLE TO CONTINUE OUR PRESENT PRODUCT DEVELOPMENT ACTIVITIES.

     Our cash requirements have been and will continue to be significant. Our cash used in operating activities for the years ended December 31, 2002 and 2001 was $4,371,112 and $3,438,591, respectively. Our cash used in operating activities for the nine months ended September 30, 2003 was $3,952,251. These negative cash flows are primarily related to losses from discontinued operations and recent operating losses.

     Our operations will continue to require the use of working capital in 2003 for, among other requirements: 1) certain CPL commercialization costs not covered by existing contracts; 2) temporary funding delays related to government contracts; and 3) corporate costs, primarily related to the cost of being a public company. Working capital (deficit) as of September 30, 2003 and December 31, 2002 was $173,573 and ($780,117), respectively. The increase in the working capital is primarily due to proceeds received from the issuance of preferred stock of $3.5 million and the conversion into common stock of $897,000 of the Company’s line of credit, offset in part by the classification as a current liability as of September 30, 2003 of $1.2 million in notes to the former SAL noteholders due February 2004 and the Company’s losses. The Company has had discussions with the representative of the SAL noteholders regarding extinguishment of this debt with stock or otherwise amending the terms of this debt. However, there can be no assurance that the terms or timing for the repayment of this debt will be amended. If the Company is unsuccessful in its negotiations with the noteholders, it will need to raise additional financing to retire this debt.

     To date, the development and commercialization of our CPL sources and steppers has been substantially funded by U.S. Department of Defense contracts. The award and funding of those government contracts is often a lengthy process and we are often required to provide funding for our CPL program pending receipt of these contract funds. The receipt of future funding may also be contingent on certain performance milestones. Delays in the receipt of funding under awarded contracts, or the failure to achieve milestones required by the customer, may result in the need to obtain financing to continue this work. It is also our goal to accelerate the commercialization of our CPL systems in order to introduce these products into the market sooner. In order to do so, we will need additional financing. In light of the present market conditions, however, we can give no assurances that any such additional financings will be available when needed, or if available, will be done on favorable terms. If we are unable to raise the needed financing to commercialize our CPL products, we will be required to slow down the progress on commercialization until such funding is received, which could adversely affect our ability to introduce our CPL products in a timely manner.

IF WE ARE UNSUCCESSFUL IN ACHIEVING MARKET ACCEPTANCE OF OUR NEW CPL PRODUCTS, OUR BUSINESS WILL SUFFER.

     Achieving market acceptance for our new and proposed Collimated Plasma Lithography (CPL) products requires a significant effort to convince semiconductor manufacturers to adopt the Company’s CPL technology over other alternative lithography technologies. This will require substantial technical, marketing and sales efforts and the expenditure of significant funds. Currently, the semiconductor industry is exploring several different technologies for its near-term and long-term lithography needs, some of which currently have greater acceptance than CPL. We cannot assure you that our CPL product lines will achieve significant market acceptance in the future or result in significantly increased levels of revenues.

THE FAILURE TO MAINTAIN SHAREHOLDERS’ EQUITY ABOVE $2.5 MILLION OR TO SUSTAIN A MINIMUM SHARE PRICE OF $1.00 PER SHARE COULD RESULT IN DELISTING OF THE COMPANY’S SHARES ON THE NASDAQ STOCK MARKET.

     As of September 30, 2003, the Company’s shareholders’ equity was $3,875,534. Continued losses will reduce the Company’s shareholders’ equity. The Company’s ability to remain above the NASDAQ Small Cap minimum shareholders equity of $2.5 million will depend in the near term on, among other things, the ability to reduce the Company’s net loss and the conversion into common stock of the Laurus Convertible Note and Preferred Stock. In order to maintain its listing on the NASDAQ SmallCap Market, the Company must also maintain a minimum closing bid price for its common stock. If the closing bid price falls below $1.00 for more than 30 consecutive trading days, the Company will have 180 days to satisfy the $1.00 minimum closing bid price for a period of at least 10 trading days. The Company’s stock traded below the $1.00 minimum in the March-May, 2003 timeframe. The failure to maintain its listing on the NASDAQ Small Cap would have an adverse effect on the Company’s stock price.

THE CONVERTIBLE NOTE AND PREFERRED STOCK ISSUED TO LAURUS CONTAIN DEFAULT PROVISIONS THAT WOULD RESULT IN INCREASED DILUTION IF THE COMPANY BREACHES ITS OBLIGATIONS TO MAKE PAYMENTS UNDER THOSE INSTRUMENTS.

     In March 2003, the Company completed two financings with Laurus Fund involving the sale of Series A and Series B Convertible Preferred Stock and a Convertible Note and in September 2003 the Company completed the sale of Series C Convertible Preferred Stock to Laurus Fund. The conversion prices of the Convertible Note and Series A, Series B and Series C Preferred Stock and the exercise prices of the Warrants held by Laurus are fixed, subject to adjustment only upon the default by the Company in its obligations under those instruments and subject to customary antidilution provisions. In the event of a default by the Company in the payment of principal or interest under the Convertible Note issued to Laurus or in the payment of the mandatory redemption amounts under the Series A, Series B or Series C Preferred Stock, and after a required notice period during which the Company would have an opportunity to cure such default and the failure to cure such default, the fixed conversion prices of the Convertible Note and Preferred Stock shall be reduced to 80% of the average of the three lowest closing prices for the common stock during the 30 day period prior to a post-default conversion. The conversion prices of the Convertible Note, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are $0.92, $0.88, $0.88 and $2.08, respectively. In the event of such a default, the number of shares of common stock that the Convertible Note and Preferred Stock ultimately may be converted into could prove to be substantially greater than the amount of shares these securities are originally convertible to if the market price of our common stock declines. In the event of such a default, you could, therefore, experience substantial dilution of your investment as a result of the conversion of our outstanding derivative securities

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. AS A RESULT, WE MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly revenues and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, including the risk factors set forth in this section. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline.

IF OUR PRODUCT DEVELOPMENT PROGRAMS ARE NOT SUCCESSFUL, IT WILL HARM OUR BUSINESS.

     The development of sophisticated laser systems and microelectronics manufacturing products is a lengthy and capital intensive process and is subject to unforeseen risks, delays, problems and costs. We were unsuccessful in establishing our standard semiconductor chip business and were unsuccessful in profitably operating our Precision Equipment business. We cannot assure you that we will be able to successfully develop our CPL products or any additional products, or that unanticipated technical or other problems will not occur which would result in delays in our development program.

     Our program to produce CPL sources for semiconductor lithography has proven to be a technological challenge, evolving over the past decade from research and development, to laboratory proof of concept, to the current beta stage. In 2003, we successfully integrated our CPL source with our Systems Division X-ray stepper and printed high quality patterns on wafers. Our initial operating experience with the beta CPL source taught us that fundamental engineering refinement is necessary to achieve the levels of power stability and operational reliability needed for sustained lithography operations. We made the management decision to start work on a second CPL source that will retain many of the design elements of the existing CPL source, but embodies new engineering solutions when necessary. Failure to resolve these challenges within the time frame demanded by potential customers may have a material adverse impact on the success of our efforts to manufacture and sell our CPL systems. The failure to sell significant amounts of our newly developed CPL equipment within our announced timeframes could have a material adverse impact on our stock price.

WE DEPEND ON THIRD PARTY SUPPLIERS OF VARIOUS COMPONENTS FOR OUR EQUIPMENT BUSINESSES AND OUR BUSINESS WILL BE HARMED IF THE SUPPLY OF KEY COMPONENTS IS INTERRUPTED OR DISCONTINUED.

     Our Research Division and Systems Division are dependent on third party suppliers for components used in the development and manufacture of our products. If certain key components are delayed or unavailable, we might have to reengineer our products, resulting in delays and increased costs, or we may have to pay other suppliers more to obtain those components, which could adversely affect our business. In addition, the Company’s CPL cost models assume that multiple suppliers will emerge and greater volume purchases of high cost components will result in reduced CPL source manufacturing costs and appropriate gross margins.

     We have subcontracted portions of the development effort to third party suppliers, who may initially be sole suppliers for the early units. Although we anticipate having multiple sources of supply for the components used in our future production systems, there are no assurances that additional suppliers will emerge. In particular, our CPL light source requires a significant number of laser diode arrays that currently make up a large percentage of the manufacturing cost of our CPL source. If we cannot lower the cost of these laser diode arrays, through higher volume purchases or otherwise, our CPL systems may not realize appropriate gross margins. Our CPL sources also require a component called a collimator, which collects the X-ray output from our CPL source and directs the X-rays to the wafer. We have received collimators in the past from a single supplier and are using one of their current collimators on the CPL system that is integrated with the Systems Division stepper. Future improvements to this collimator are needed to increase the X-ray power of our CPL light source in order to achieve our goal of entering the higher volume silicon lithography markets. If we cannot obtain these high-efficiency collimators when needed then we will need to rely on other alternatives to increase the X-ray power of our systems, which would involve additional re-engineering and related delays and additional costs which could adversely affect our business.

Successful commercialization of X-ray lithography will also require the supply of X-ray masks and photoresist in required quantities and at acceptable costs. At present, X-ray masks have not been manufactured in commercial quantities and additional development is needed to produce masks with the desired feature sizes needed for future generations of chips. Likewise, photoresist must be made more sensitive in order to increase throughput of JMAR's CPL source. There can be no assurances that third party suppliers will invest the funds to complete the development necessary to supply masks and photoresist in the required commercial quantities and at acceptable costs.

THE SUCCESS OF OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY, PARTICULARLY AGAINST LARGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES.

     The markets for our products are highly competitive and are characterized by rapid technological change and evolving industry standards. Development by others of new or improved products, processes or technologies may make our products obsolete or less competitive. Our ability to compete is dependent on our ability to continually enhance and improve our products and to successfully develop and market new products. Our success is also dependent on ensuring that our products are less costly than equivalent performing products. Many of our competitors have greater financial, managerial and technical resources than we have. We cannot assure you that we will successfully differentiate ourselves from our competitors, that we will be able to manufacture our products less expensively than our competitors, that the market will consider our products to be superior to our competitors’ products or that we will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

WE RELY ON FUNDING FROM THE U.S. DEPARTMENT OF DEFENSE FOR A SIGNIFICANT PORTION OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES AND WOULD BE ADVERSELY AFFECTED IF THOSE FUNDS WERE CURTAILED IN THE NEAR FUTURE.

     For fiscal years 2001 and 2002 the U.S. Government accounted for approximately 71% and 68%, respectively, of our revenues. Our CPL program has been principally funded over the past seven years by contract funding from the Defense Advanced Research Projects Agency (DARPA). In addition, the technology services business of our Microelectronics Division, which performs services for a U.S. Government semiconductor fabrication facility, has received contract funding from a major Defense Contractor. The DOD’s overall budget, and our participation therein, are subject to reduction based upon a number of factors, including general budgetary constraints, shifting priorities of the specific governmental agency which sponsors the funding and our own performance under our contracts with the Government. Furthermore, the failure to achieve certain development milestones under its DARPA contracts could adversely impact future funding of its DARPA contract. We cannot assure you that we will continue to receive funding from Government sources at similar levels in the future.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL, HIGHLY SKILLED PERSONNEL REQUIRED FOR THE EXPANSION OF OUR ACTIVITIES, OUR BUSINESS WILL SUFFER.

     Our success is substantially dependent on the efforts of certain key personnel. In particular, our CPL business area relies on the skill of several key laser and laser plasma scientists and engineers. The loss of such key personnel would adversely affect our business and prospects. In such event, we cannot assure you that we would be able to employ qualified persons on terms favorable to us. In seeking and retaining qualified personnel, we are required to compete with companies having greater financial and other resources than we have. Since our future success is dependent upon our ability to retain or attract qualified personnel, our failure to do so could have an adverse impact on our business.

ASSERTING, DEFENDING AND MAINTAINING INTELLECTUAL PROPERTY RIGHTS IS DIFFICULT AND COSTLY AND THE FAILURE TO DO SO COULD HARM OUR ABILITY TO COMPETE AND THE RESULTS OF OUR OPERATIONS.

     We rely, to a significant extent, on patents, trade secrets and confidentiality agreements to protect our proprietary technology. We cannot assure you as to the breadth or degree of protection which existing or future patents, if any, may afford us, or that patents will not be circumvented or invalidated, or that our products do not and will not infringe on patents or violate proprietary rights of others. In the event a patent infringement claim is asserted against us, or we are required to enforce our rights under an issued patent, the cost of such actions may be very high, whether or not we are successful. While we are unable to predict what such costs, if any, will be if we are obligated to pursue patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.

IF OUR OUTSTANDING OPTIONS AND WARRANTS ARE EXERCISED IT WILL RESULT IN SUBSTANTIAL DILUTION.

     As of November 30, 2003, we had outstanding 26,910,550 shares of common stock, substantially all of which are freely tradable without restriction or further registration under the Securities Act. Affiliates may sell the shares they own pursuant to Rule 144, subject to certain notice filing and volume limitations.

     As of November 30, 2003, there were approximately 5,812,424 million shares of common stock subject to issuance upon exercise of outstanding options and warrants, including warrants for a total of 850,000 shares issued to Laurus in connection with the issuance of its Convertible Note and its Series A, Series B and Series C Preferred Stock. Of the 850,000 Warrants held by Laurus, 300,000 of the Warrants may only be exercised through a cashless exercise procedure whereby on exercise the holder will receive a net number of shares based on the price difference between the market price of the common stock on exercise and the exercise price.

     As of November 30, 2003, the remaining outstanding shares of Series A and Series B Preferred Stock are convertible at a $0.88 conversion price into a total of 600,227 shares of common stock. The Series C Preferred Stock is convertible into total of 721,154 shares of common stock at a conversion price of $2.08 per share. Subject to the restriction on total beneficial ownership by Laurus of the Company’s common stock described below in footnote (2) of “Selling Stockholder,” up to $3 million of indebtedness may be outstanding under the Convertible Note at any time (based on the level of receivables) and may be converted to common stock at a conversion price of $0.92 per share (with a provision for increasing the conversion price after conversion of a total of $2 million of convertible debt). If the ownership limitation were waived by Laurus and a total of $3 million was outstanding under the Convertible Note and converted to common stock, a total of 3,260,870 shares would be issued.

     An additional 278,919 shares are issuable upon conversion of $1.2 million in Convertible Notes issued in 2001 to the creditors of SAL. The Company has had discussions with the representative of the SAL noteholders regarding the extinguishment of this debt with stock or otherwise amending the terms of the debt. If the Company reaches an agreement on retiring this debt with stock, the number of shares issued could be substantially in excess of the 278,919 shares issuable under the existing convertible notes. In addition, pursuant to our acquisition of SAL, if Systems Division achieves certain specified performance criteria related to our X-ray lithography business, we will be obligated to issue to the former SAL shareholders and creditors up to an additional 354,736 shares and up to $1.7 million in Convertible Notes, with conversion prices equal to 120% of the average closing prices of our stock for the 5 days preceding the issuance of the Notes.

     To the extent that outstanding options and warrants are exercised prior to their expiration dates, additional equity investment funds will be paid into us at the expense of dilution to the interests of our stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants and convertible securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities. The sale of the shares issued upon exercise of our outstanding warrants and options and conversion of our Convertible Notes could adversely affect the market price of our common stock.

WE DO NOT PRESENTLY INTEND TO PAY CASH DIVIDENDS TO OUR SHAREHOLDERS.

     We have never paid cash dividends and intend, for the foreseeable future, to retain our earnings, if any, to finance our business. Future dividend policy will depend on our earnings, capital requirements, financial condition, debt covenants and other factors considered relevant by our Board of Directors.

OUR ABILITY TO USE OUR ENTIRE NET OPERATING LOSS CARRYFORWARD IS LIMITED BY PRIOR CHANGES IN OWNERSHIP AND MAY BE FURTHER LIMITED IN THE FUTURE.

     We have federal net operating loss carryforwards of in excess of $44 million. These NOLs expire incrementally starting in 2004 through 2022. Realization of future tax benefits from utilization of our net operating loss carryforwards for income tax purposes is limited by changes in ownership in 1990, 1992 and 1993. Of the $44 million in NOLs, annual limitations of $844,000 apply to approximately $4.9 million of the NOLs and approximately $39 million is not subject to these annual limitations. In addition, the net operating losses of acquired companies are also subject to separate change of ownership limitations. Due to our taxable losses in the past three years, we have been unable to take advantage of the benefits of these NOLs. The realization of the benefits of these NOLs is dependent upon our recognition of taxable income in the future prior to the expiration of the NOLs.

IF WE ISSUE SHARES OF PREFERRED STOCK WITH GREATER RIGHTS THAN THE COMMON STOCK, IT COULD RESULT IN THE DECREASE IN MARKET PRICE OF THE COMMON STOCK AND COULD DELAY OR PREVENT A CHANGE IN CONTROL OF US.

     Our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, of which 21,970 shares of Series A Preferred Stock, 30,850 shares of Series B Preferred Stock and 150,000 shares of Series C Preferred Stock were outstanding as of November 30, 2003. Our Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us. You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

     The shares of Common Stock are being registered by this Registration Statement to enable the Selling Stockholder to publicly sell these shares should it choose to do so in the future. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

DESCRIPTION OF COMMON STOCK

     Our authorized capital stock presently consists of 40,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of November 30, 2003, there were 26,910,550 shares of common stock and 202,820 shares of preferred stock issued and outstanding. As of November 30, 2003, there were approximately 12,000 record holders of our common stock.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

     Computershare Trust Company, Inc. acts as transfer agent and registrar for our common stock.

SHAREHOLDER RIGHTS PLAN

     Each share of common stock has associated with it one right to purchase one one-thousandth of a share of our Junior Participating Preferred Stock for $25.00, subject to adjustment. The terms of the rights are set forth in a Rights Agreement dated as of February 12, 1999, between us and Computershare Trust Company, Inc., as Rights Agent. Prior to the occurrence of certain specified future events, the rights are not exercisable and will not be represented by separate certificates and will be transferable with and only with the associated common stock.

     Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the common stock, each holder of rights will be entitled to purchase securities of us or of an acquiring company having a market value equal to two times the purchase price thereof. In addition, rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

     Subject to certain limitations, we may redeem the rights in whole, but not in part, at a price of $0.0001 per right. We may also exchange one share of common stock for each right. The rights will expire on February 12, 2009, unless earlier redeemed or exchanged by us.

     Our Rights Plan may have the effect of discouraging unsolicited takeover attempts. The foregoing summary of certain terms of the rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Securities and Exchange Commission.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of the corporation’s voting stock.

     The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

LIMITATION ON DIRECTOR’S LIABILITY

     Our certificate of incorporation limits the liability of our directors or stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

     Our Bylaws require us to indemnify our officers and directors against liabilities incurred by them while acting in such capacities if the officer or director establishes that he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to our best interests.

DESCRIPTION OF PREFERRED STOCK

     Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock in one or more series. As of November 30, 2003, 21,970 shares of Series A 8% Convertible Preferred Stock, 30,850 shares of Series B 3% Convertible Preferred Stock and 150,000 shares of Series C 8% Convertible Preferred Stock were issued and outstanding and owned by Laurus. Our Board of Directors, however, has the authority without shareholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of preferred stock at any time. The rights, preferences and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to each series. Although it has no present intention to do so, our Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

SELLING STOCKHOLDER

     Subject to the limitations on percentage ownership described in footnote (1) below, Laurus Master Fund, Ltd. (“Laurus”), the selling security holder, may sell, from time to time under this prospectus, up to 871,154 shares of our common stock, including 150,000 shares of our common stock issuable upon exercise of the Warrant and 721,154 shares of our common stock issuable upon conversion of the Series C Preferred Stock at the fixed conversion price of $2.08 per share. We issued the Series C Preferred Stock and Warrant to Laurus in a financing transaction which closed in September, 2003.

     The following table sets forth, to our knowledge, certain information about Laurus as of November 30, 2003. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding.

     The Series C Preferred Stock and Warrant, as well as the Convertible Note, Series A and Series B Preferred Stock and other Warrants owned by Laurus, contain provisions that restrict the right of Laurus to convert or exercise its JMAR securities in order to limit its percentage beneficial ownership. If Laurus were to waive these beneficial ownership limitations, the Series A, B and C Preferred Stock, the Convertible Note and the Warrants would be convertible for or exercisable into more than 4.99% of the outstanding shares of our common stock. However, as of the date of this Prospectus, Laurus had not requested such a waiver. In light of the limitations contained in the Series A, B and C Preferred Stock, Convertible Note and the Warrants, the number of shares shown in the table as beneficially owned by Laurus has been limited to 4.99% of the shares of our common stock outstanding after an assumed conversion or exercise of the securities held by Laurus to the maximum permitted by the 4.99% beneficial owner limitation. Percentage of beneficial ownership is based on 26,910,550 shares of common stock outstanding as of November 30, 2003.

     To our knowledge, Laurus has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. The business address for Messrs. David Grin and Eugene Grin is 825 Third Avenue, New York, NY 10022. Neither Laurus, Laurus Capital Management, LLC, David Grin nor Eugene Grin nor any of their respective affiliates have or have had any position, office or other material relationship with the Company or any of its predecessors or affiliates within the past three years. Laurus is neither a broker-dealer nor an affiliate of a broker-dealer.

	Number of			Number of		Percent Shares
	Shares of	Percent of		Shares Remaining		Outstanding
	Common Stock	Shares of	Number of	if All Shares		if All Shares
	Beneficially	Common Stock	Shares Being	Registered		Registered
Name	Owned	Outstanding	Registered	Are Sold		Are Sold

Laurus Master Fund, Ltd.	1,406,983 (2)	4.99% (2)	871,154	(1	)(2)	(1)(2)%

(1)	Laurus has contractually agreed to two separate beneficial ownership limitations that restrict the conversion or exercise of all JMAR securities held by Laurus. Laurus has agreed that none of the JMAR securities held by Laurus may be converted or exercised to the extent that conversion or exercise of those securities would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of the number of shares of our common stock outstanding at that time. Laurus may cause this 4.99% limitation to expire by providing us 75 days advance notice of its intention to do so. This 4.99% limitation does not preclude conversion of the Series A, B or C Preferred Stock, Convertible Note or exercise of the Warrants over time, so long as Laurus’ beneficial ownership of our common stock, together with its affiliates, does not exceed the limitation amount at any time. This 4.99% limitation automatically becomes void upon an event of default under the Convertible Note.

Laurus has also agreed that none of the JMAR securities held by Laurus shall be converted or exercised to the extent that conversion of those securities would result in Laurus, together with its affiliates, beneficially owning more than 4,769,535 shares of our common stock (approximately 19.9% of the Company’s outstanding number of shares as of March, 2003), unless and until we obtain stockholder approval in accordance with NASDAQ corporate governance rules, or an exemption from the applicable provision of NASDAQ corporate governance rules. Once Laurus has been issued an aggregate of at least 3,500,000 shares, it may request that we promptly call a shareholders meeting to obtain shareholder approval for the issuance of the shares in excess of the 4,769,535 number. For purposes of this limitation, all shares that have been issued upon conversion or exercise of the JMAR securities held by Laurus and sold by Laurus will not be included in the calculation of beneficial ownership.

(2)	Represents 121,475 shares of Common Stock owned by Laurus, with the balance representing the number of shares of common stock that may be issued upon conversion or exercise of all other JMAR securities owned by Laurus unless and until the share ownership limitations are waived by Laurus. If the share ownership provisions were not operative, Laurus would have beneficial ownership of (i) 121,475 shares of common stock owned by Laurus, (ii) 850,000 shares of common stock issuable upon conversion of $782,000 of the outstanding indebtedness under the Convertible Note as of November 30, 2003, (iii) 400,000 shares of common stock issuable pursuant to exercise of the Warrant issued in connection with the issuance of the Convertible Note, (iv) 52,820 shares of common stock issuable upon conversion of Series A and Series B Convertible Preferred Stock, (v) 300,000 shares of common stock issuable upon exercise of a Warrant issued in connection with the sale of the Series A and B Preferred Stock, (vi) 721,154 shares of common stock issuable upon conversion of Series C Convertible Preferred Stock, and (vii) 150,000 shares of common stock issuable upon exercise of a Warrant issued in connection with the sale of the Series C Preferred Stock. That total of 2,595,449 shares of common stock would represent beneficial ownership of 8.83% of the Company’s common stock.

PLAN OF DISTRIBUTION

     The shares offered by this prospectus may be sold from time to time by Laurus, its successors, assigns, heirs, executors, and administrators. The selling stockholder may sell any or all of its shares of common stock on the NASDAQ Stock Market, at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

   -ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

   -block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

   -purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

   -privately negotiated transactions;

   -broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

   -a combination of any such methods of sale; and

   -any other method permitted pursuant to applicable law.

     The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     If the selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth: (i) the name of each of the participating broker-dealers; (ii) the number of shares involved; (iii) the price at which the shares were sold; (iv) the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable; (v) a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and (vi) any other facts material to the transaction.

     We are paying all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

EXPERTS

     The consolidated financial statements and schedules of JMAR Technologies, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus and the registration statement, have been audited by Grant Thornton, LP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. The financial statements of Semiconductor Advanced Lithography, Inc. as of December 31, 2000, 1999 and 1998 and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus and the registration statement, have been audited by Gallagher, Flynn and Company, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

     The legality of the Securities offered hereby is being passed upon for us by Joseph G. Martinez, Esq., our Senior Vice President and General Counsel. Mr. Martinez is an officer of JMAR and has beneficial ownership of 106,405 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Information concerning us is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	Definitive Proxy Statement filed on April 29, 2003;

•	Current Report on Form 8-K filed on August 22, 2001;

•	Amendment No. 1 to the Current Report on Form 8-K/A filed on September 11, 2001;

•	Amendment No. 2 to the Current Report on Form 8-K/A filed on February 26, 2002;

•	Current Report on Form 8-K filed on February 7, 2003;

•	Current Report on Form 8-K filed on March 17, 2003;

•	Current Report on Form 8-K filed on April 1, 2003;

•	Current Report on Form 8-K filed on May 1, 2003;

•	Current Report on Form 8-K filed on May 20, 2003;

•	Current Report on Form 8-K filed on July 31, 2003;

•	Current Report on Form 8-K filed on August 18, 2003;

•	Current Report on Form 8-K filed on November 20, 2003;

•	The description of our common stock contained in our registration statement on Form 8-A, filed on April 3, 1990, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed on March 8, 1999.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock. You may request a copy of any and all information that has been incorporated by reference in this prospectus at no cost. Please direct your requests in writing or by telephone to:

JMAR Technologies, Inc. 5800 Armada Drive Carlsbad, California 92008 Attention: Dennis Valentine (760) 602-3292

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

EXHIBIT
NO.	DESCRIPTION

2.1 (1)	Agreement and Plan of Merger, dated July 24, 2001, by and among JMAR Technologies, Inc., JMAR/SAL Lithography, Inc., (now JMAR/SAL NanoLithography, Inc.) and Semiconductor Advanced Lithography, Inc.
4.1(2)	Form of Common Stock Certificate
4.2(3)	Rights Agreement, dated as of February 12, 1999 between JMAR Technologies, Inc. and American Securities Trust & Transfer, Inc., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.
4.3 (4)	Form of Stock Option Agreement between the Company and the employees listed on attached schedule.
4.4 (4)	Stock Option Agreement, dated October 14, 2002, between the Company and Ronald A. Walrod.
4.5 (5)	Certificate to set forth Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series A 8% Convertible Preferred Stock, $.01 Par Value Per Share.
4.6 (5)	Certificate to set forth Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series B 3% Convertible Preferred Stock, $.01 Par Value Per Share
4.7 (5)	Common Stock Purchase Warrant issued on March 14, 2003 to Laurus Master Fund, Ltd. in connection with the issuance of Series A Preferred Stock and Series B Preferred Stock
4.8 (4)	Common Stock Purchase Warrant issued on March 21, 2003 to Laurus Master Fund, Ltd. in connection with $3 million receivables financing facility.
4.9 (4)	Convertible Note dated March 21, 2003 executed by the Company in favor of Laurus Master Fund, Ltd.

4.10 (6)	Certificate to set forth Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series C 8% Convertible Preferred Stock, $.01 Par Value Per Share.

4.11 (6)	Common Stock Purchase Warrant issued on September 30, 2003 to Laurus Master Fund, Ltd. in connection with the issuance of Series C Preferred Stock

5.1 (6)	Opinion of Joseph G. Martinez, Esq., Vice President and General Counsel of the Company

23.1 (6)	Consent of Joseph G. Martinez is included in Exhibit 5.1 hereto.

23.2	Consent of Grant Thornton, LLP.
23.3	Consent of Gallagher, Flynn & Company, PLC

24.1 (6)	Power of Attorney

(1)	Incorporated by reference to the exhibit filed with the Company’s Form 8-K dated August 22, 2001.

(2)	Incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 (No. 33-47390) filed on April 22, 1992 and amended November 23, 1992, January 11, 1993, January 27, 1993, February 9, 1993, February 11, 1993, February 12, 1993 and declared effective on February 16, 1993.

(3)	Incorporated by reference to the exhibit filed with the Company’s Form 8-A dated March 8, 1999.

(4)	Incorporated by reference to the exhibit filed with the Company’s Form 10-K for the year ended December 31, 2002.

(5)	Incorporated by reference to the exhibit filed with the Company’s Form 8-K dated March 17, 2003.

(6)	Previously Filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 9th day of December, 2003.

JMAR TECHNOLOGIES, INC

By:	/s/ JOSEPH G. MARTINEZ

Joseph G. Martinez
Senior Vice President and
General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on December 9, 2003, in the capacities indicated.

	Signature	Title

	/s/ VERNON H. BLACKMAN* Vernon H. Blackman	Chairman of the Board and Director

	/s/ RONALD A. WALROD* Ronald A. Walrod	Chief Executive Officer, President and Director

	/s/ DENNIS E. VALENTINE Dennis E. Valentine	Chief Financial Officer and Principal Accounting Officer

	/s/ JAMES H. BANISTER, JR.* James H. Banister, Jr.	Director

	/s/ C. NEIL BEER* C. Neil Beer	Director

	/s/ CHARLES DICKINSON* Charles Dickinson	Director

	/s/ JOHN S. MARTINEZ* John S. Martinez	Director

	/s/ BARRY RESSLER* Barry Ressler	Director

*By:	/s/ JOSEPH G. MARTINEZ Joseph G. Martinez Attorney-In-Fact

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